FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (the “Corporation”)

133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Item 2 — Date of Material Change

The date of the material change was October 12, 2020.

Item 3 — News Release

A news release disclosing the material change was disseminated by the Corporation through the services of PRNewswire on October 15, 2020 and was subsequently filed on SEDAR.

Item 4 — Summary of Material Change

The Corporation appointed Michelle Ressler as Chief Financial Officer (“CFO”). Ms. Ressler is assuming the CFO position from Gus Patel, who resigned effective October 12, 2020.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

On October 12, 2020, the Corporation appointed Michelle Ressler as CFO. Ms. Ressler is assuming the CFO position from Gus Patel, who resigned effective October 12, 2020.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Tamir Poleg, Chief Executive Officer
646-469-7107

Item 9 — Date of Report

October 15, 2020